

November 30, 2023

Dennis Story
Chief Financial Officer
Manhattan Associates, Inc.
2300 Windy Ridge Parkway, Tenth Floor
Atlanta, Georgia 30339

> **Re: Manhattan Associates, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 000-23999**

Dear Dennis Story :

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview
Revenue, page 23

1. You disclose on page 13 that you are dependent on new customers as well as your installed customer base to purchase additional cloud subscriptions and professional services. You further disclose that if customers decide to discontinue the cloud subscription or reduce the scope of their professional services agreements, your revenue could decrease significantly. Please tell us and revise to include a quantified discussion of the metrics or measures you use to monitor your ability to attract new customers, sell additional services to existing customers, and renew cloud subscription and maintenance contracts, such as number of customers, renewal rates, and expansion rates. Refer to SEC Release 33-10751.

Results of Operations
Revenue, page 28

2.   You disclose that cloud subscription revenue increased on customers demand for your SaaS offerings and that your customers increasingly prefer cloud solutions, including existing customers that are migrating from on-premise to cloud offerings. Further, you disclose that service revenue was primarily driven by adoption and implementation of your cloud solutions. Please tell us and revise to disclose the amount or percentage of the increase in these revenue streams attributable to new versus existing customers and those migrating from on-premise to cloud offerings, in order to provide better context to your results. Refer to Section III.B of SEC Release 33-8350.

Notes to Consolidated Financial Statements
Note 1. Organization, Consolidation and Summary of Significant Accounting Policies
Remaining Performance Obligations, page 49

3.   You disclose approximately $1,051.5 million of revenue is expected to be recognized from remaining performance obligations, approximately 40% over the next 24 months with the balance recognized thereafter. Please tell us and revise to better explain when the other 60% will be recognize as revenue, on a quantitative basis or by providing qualitative information. Refer to ASC 606-10-50-13.

Deferred Commissions, page 49

4.   Please tell us and revise to disclose whether commissions are earned on cloud subscription renewals. If so, disclose whether they are commensurate with the commissions earned on the initial contract and how you account for such commissions. Refer to ASC 340-40-35-1 and 340-40-50.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Chen Chen at 202-551-7351 or Melissa Kindelan at 202-551-3564 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Linda Pinne